Gebhard Rainer Executive Vice President and Chief Financial Officer
71 South Wacker Drive Chicago, IL 60606 USA

T: +1 312-780-5701 F: +1 312-780-5282 Gebhard.rainer@hyatt.com

            May 2, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington DC 20549

Attention:	Daniel L. Gordon Branch Chief Division of Corporation Finance

Re:	Hyatt Hotels Corporation Form 10-K for the Year Ended December 31, 2013 Filed February 18, 2014 File No. 001-34521

Dear Mr. Gordon:

Set forth below are the responses of Hyatt Hotels Corporation (the “Company”) to the comments contained in the letter dated April 22, 2014 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Comment Letter relates to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 (the “2013 Form 10-K”). For your convenience, the Staff’s comments are reproduced in bold type below and each Staff comment is followed by the Company’s response thereto.

Form 10-K for the Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 58

1.	We note your disclosure on page 62 that bookings for 2014 and beyond showed strength throughout the year and you expect to see further improvements in group business going forward. In future Exchange Act periodic reports, please revise to more specifically describe any material trends in bookings, including group bookings as applicable.

Response:

In response to the Staff’s comment, the Company will disclose any material trends in bookings, including group bookings as applicable, in future filings.

Segment Results, page 70

2.	We note your disclosure on page 70 that you removed seven full service and three select service properties from the comparable owned and leased hotel results and moved them to the non-comparable owned and leased hotel results. We further note your disclosure on page 64 that you sold seven full service properties and four select service properties in 2013. In future Exchange Act periodic reports, for clarification, please disclose the reasons for removing properties from the comparable owned and leased hotels pool.

Response:

In response to the Staff’s comment, in future filings the Company will disclose the reasons for removing properties from the comparable owned and leased hotels pool.

Capital Expenditures, page 85

3.	Please revise your disclosure related to capital expenditures in future filings to discuss significant variances or trends in your expenditures, and in your response to us, please tell us the reason for the decrease in enhancements to existing properties from $226 million during 2011 to $153 million during 2012 to $81 million during 2013.

Response:

In response to the Staff’s comment, the Company will discuss significant variances or trends in our capital expenditures in future filings to the extent meaningful and material. In addition, the Company respectfully advises the staff that the enhancements to existing properties will fluctuate based on the type of properties that are under renovation and the extent of renovations that are occurring at those properties. During 2011, five full service hotels underwent significant renovations, which included renovations to public areas, lobbies, guest rooms, ballrooms and meeting spaces. The Company spent $147 million on these five properties in 2011, or 65% of our total spend for enhancements to existing properties. In 2012, the Company spent $41 million on these five full service properties, or 27% of our total spend for enhancements to existing properties. As the significant renovations on these five full service properties were completed early in 2012, and the Company did not undertake any other significant enhancements, the Company did not reach the same level of investment for the full year 2012. The decrease from 2012 to 2013 was driven by the types of enhancements being completed, which were smaller-scale renovations at full service hotels, as well as renovations at certain select service hotels. The Company’s select service hotel renovations do not require the same level of investment as a full service hotel renovation because select service hotels typically have fewer rooms, significantly less meeting space and public areas and no ballroom space.

Equity and Cost Method Investments, page F-18

4.	Please tell us how you have determined that you should not consolidate Wailea Hotel and Beach Resort, LLC, given your 64.1% ownership interest.

Response:

The Company respectfully advises the Staff that in assessing whether to consolidate Wailea Hotel and Beach Resort, LLC (the “LLC”), the Company first considered the variable interest entity (“VIE”) accounting model in Accounting Standards Codification (“ASC”) 810-10, Consolidation—Overall. The Company has determined that the LLC does not meet any of the criteria to be considered a VIE based on the analysis summarized below:

(1)	The LLC has sufficient equity investment at risk to finance its activities without additional subordinated financial support. The LLC was originally funded by the equity holders and subsequently was funded with a combination of equity and construction financing.

(2)	The equity holders, as a group, do not lack the characteristics of having a controlling financial interest. The equity holders have the power to direct the activities of the LLC that most significantly impact the economics of the LLC as all the major decisions (as described below) require mutual approval from the equity holders. Furthermore, the holders of the equity investment at risk have the obligation to absorb losses and rights to receive residual returns of the entity.

(3)	There is disproportionality between the voting rights and the economic participation of the equity holders. However, while the voting rights are disproportionate to the residual returns and obligations to absorb losses, the activities of the LLC are conducted for the benefit of all of the equity holders and substantially all of the LLC’s activities are not conducted on behalf of the Company or its related parties.

After determining that the LLC is not a VIE, next, the Company considered the voting interest model of ASC 810-10, to determine if the Company has a controlling financial interest and should consolidate the LLC. The Company evaluated the major decisions, as defined by the LLC agreement, and how such decisions are made. Major decisions include, but are not limited to, the ability to (i) approve development, capital expenditures, and operating budgets, (ii) incur new indebtedness or lease obligations, (iii) sell all or portions of the assets of the LLC and (iv) establish compensation arrangements with employees. Major decisions of the LLC require mutual approval of the equity holders. In the event that the equity holders do not mutually approve a major decision, the LLC agreement includes provisions requiring mediation and ultimately third party binding arbitration. These major decisions represent substantive participating rights and, as a result, the Company has the ability to exercise significant influence over the LLC. Although the Company holds greater than 50% of the economics of the venture, the Company noted that our partners have the same substantive participating rights. These rights are joint in nature with no single party possessing unilateral rights, notwithstanding the difference in ownership percentages. The Company, therefore, concluded that it does not control the venture and determined that the equity method of accounting was appropriate.

The Company hereby acknowledges that:

(a) The Company is responsible for the adequacy and accuracy of the disclosure in its 2013 Form 10-K (the “Filing”);

(b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

(c) The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gebhard F. Rainer

Gebhard F. Rainer

Executive Vice President, Chief Finance Officer

Hyatt Hotels Corporation

cc:

Mark S. Hoplamazian, Hyatt Hotels Corporation

Brad O’Bryan, Hyatt Hotels Corporation

Rena Hozore Reiss, Hyatt Hotels Corporation

Michael A. Pucker, Latham & Watkins LLP

Cathy A. Birkeland, Latham & Watkins LLP